ZEN Graphene Solutions Announces Ingestion Good Laboratory

Practice Study for its Graphene-Based Compound

Guelph, ON - May 3, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, next-gen nanomaterials technology company, is pleased to announce that it will begin an ingestion Good Laboratory Practice (GLP) compliant safety study of its patent-pending, graphene-based compound following successful testing against Clostridium Difficile (C. Difficile) at the University of Manitoba under the supervision of Dr. George Zhanel, Professor, Department of Medical Microbiology and Infectious Disease and Director of the Canadian Antimicrobial Resistance Alliance. ZEN's compound was successfully tested against Vancomycin Resistant Enterococcus (VRE) previously by Dr. Tony Mazzulli, MD, FRCPC, Chief Microbiologist at Mount Sinai Hospital. VRE was one of the 13 forms of bacteria with antimicrobial resistance that ZEN's compound was shown to be effective against as reported March 17, 2021. C. Difficile and VRE can infect the digestive tract and have both proven to be very challenging and costly to treat.

Highlights

• Nucro-Technics will perform a 14-day oral repeated dose toxicity GLP study in compliance with Health Canada and the US Food and Drug Administration (FDA)

• Targeted infections include Vancomycin Resistant Enterococcus (VRE), C. Difficile and other infections of the digestive tract

• Study is expected to take approximately four months

• If successful, anticipate moving to phase 1 human trials later this year

Greg Fenton, ZEN CEO commented: "Based on our compound's safety and absorption profile established during our first ingestion repeat dose study - and its proven in vitro effectiveness against VRE and C. Difficile - we believe it has the potential to be an effective human treatment for these common and challenging infections. Importantly, this announcement demonstrates our commitment to move our compound toward human trials and commercialization in a methodical way. Our decision to focus on the digestive tract was based on in-depth analysis, including an assessment of many other potential opportunities as well as third-party validation. With significant human impact and billions in financial costs, this is an area we believe our compound can make a meaningful difference."

"Moving forward we will continue to be methodical and strategic as we explore and analyze other commercialization opportunities for our compound, taking into consideration many factors, including the size of the opportunity, potential partners and anticipated timing." Mr. Fenton continued.

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing graphenebased technologies that help protect people and the environment. ZEN is currently focused on commercializing ZENGuardTM, a patent pending graphene-based coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN’s Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: Gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.